Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex: Cimfran 610 823 F

82-3336

03032060

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
September 4th 2003

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

SUPPL

03 SEP 16 AM 7:21

Please find hereby the last information given to our shareholders :

Press information :

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

- September 3th 2003

Sincelery yours.

Finance Department Manager

F. Moreau

F. MOREAU

dlw 9/16

Press release

Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

Paris, September 3, 2003

FIRST HALF 2003 CIMENTS FRANÇAIS NET INCOME : STABLE

The Board of Directors, chaired by Yves René Nanot, examined and approved the consolidated accounts for the first half of 2003 along with Ciments Français S.A. financial statements in its meeting of September 2, 2003.

CONSOLIDATED ACCOUNTS

(in millions of euros)	1st half 2003	1st half 2002	Variation %
Sales	1,422.8	1,442.6	-1.4
Operating income	229.9	240.6	-4.4
Net income (Group share)	80.5	80.0	0.6

OPERATIONS

Sales for the first half of 2003 were 1,422.8 million euros, down 1.4% compared with the same period 2002 but up 2.7% on a like for like basis.
Business shrank in France and the United States. This trend is set to continue for the second half.
However, southern Europe and emerging countries, with the exception of India, are still enjoying growth. Thailand especially, benefited from a rise in sales prices. Pressure on prices continues to hit operational performances in India and Turkey.

RESULTS

In such an uncertain economic background, with an increasing exchange rate volatility, Operating income was slightly reduced. Net income remained stable at 80.5 million euros (versus 80.0 million euros as of June 30, 2002).
Group's net financial debt came down to 1,578 million euros.